20012929

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52624

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fox Chase Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Lee Street
(No. and Street)

Port Reading	NJ	07064
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Cianci 732-906-900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T Remus CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Anthony Cianci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox Chase Capital Partners, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fox Chase Capital Partners, LLC

STATEMENT OF FINANCIAL CONDITION

as of December 31, 2019

This report is filed as a Public Document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: **609-570-5526**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
Fox Chase Capital Partners, LLC

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of Fox Chase Capital Partners, LLC as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Fox Chase Capital Partners, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Fox Chase Capital Partners LLC's management. My responsibility is to express an opinion on Fox Chase Capital Partners, LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Fox Chase Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Michael T. Remus

I have served as Fox Chase Capital Partners, LLC auditor since 2008.

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 9, 2020

Fox Chase Capital Partners, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Due from Broker	$ 143,519
Investments in Securities at Fair Market Value	142,210
Prepaid expense	
Total Current Assets	285,729
Other Assets	
Clearing deposit	50,000
Total Assets	$ 335,729

LIABILITIES AND MEMBERS' EQUITY

Bank overdraft	$ 44,455
Accrued expenses	13,080
Total Current Liabilities	57,535
Members' Equity	
Members' equity	278,194
Total Members' Equity	278,194
Total Liabilities and Members' Equity	$ 335,729

See accompanying notes to financial statements.

Fox Chase Capital Partners, LLC

Notes to Financial Statements

December 31, 2019

1 Nature of Business Operations

Fox Chase Capital Partners, LLC (the "Company"), is a New Jersey Limited Liability Company and was formed in March 2000 under the laws of the State of New Jersey. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ('SIPC").

The Company clears all customer transactions on a fully disclosed basis through an independent clearing firm and does not hold customer funds or safe keep customer securities. Accordingly, the Company claims exemption from the Rule 15c3-3 under Section (k)(2)(ii) of the rule.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements.

(d) Revenue Recognition

The Company generates its revenues from trading for its own account, riskless principle trading, in which it buys a bond, then reconstitutes it by selling smaller portions of the bond. It also earns revenue from effecting trades in US and non US securities. The Company's revenues can vary based on the performance of the financial markets. The Company recognizes revenue from securities transactions on a settlement date basis, generally the next business day following the transaction date. Generally accepted accounting principles require's revenue to be recognized on a trade date basis. There is no material difference between trade and settlement date. The Company clears all securities transactions through Pershing LLC / Bernard Herold & Co., Inc. on a fully disclosed basis.

(d) Revenue Recognition - continued

The Company recognizes revenue from commissions and other sources in the period they are received. Revenue is recognized in accordance with ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2019.

(e) Income Taxes

The partners are to include their share of the Partnership profits and losses in their respective income tax returns. Accordingly, no federal or state income taxes are payable by the Partnership. The Partnership's tax returns and the amount of income or loss allocable to each partner are subject to examination by federal and state taxing authorities. In the event of an examination of the Partnership's tax return, the tax liability of the partners could be changed if an adjustment in the Partnership's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Partnership may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the partnership and the resulting balances in the partners' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions which would require financial statement recognition at December 31, 2019. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to US federal and state income tax audits for all years subsequent to 2015. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2019.

(f) Advertising and Marketing

Advertising and marketing costs (if any) are expensed as incurred.

(g) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(h) Significant Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm, Pershing LLC. The Company's clearing and execution agreement provides that credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Pershing records customer transactions on a trade date basis. Any losses incurred by Pershing is charged back to the Company.

(h) Significant Credit Risk - continued

The Company, in conjunction with Pershing, controls off balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Pershing establishes margin requirements and overall credit limits for such activities and monitors compliance with applicable limits and industry regulations on a daily basis.

The Company has a secondary clearing agreement with Bernard Herold & Co., Inc. The purpose of this agreement is to lower the minimum charges of Pershing by combining the trading activity, but not the risk, with Bernard Herold & Co., Inc.

(i) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 9 Fair Value"

3 Net Capital Requirements

The Company as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2019, the Company had net capital of $191,930, which was $91,930 in excess of regulatory requirement net capital of $100,000. The Company's had an AI/NC ratio of 3%.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is exempt from Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(ii) exemption with respect to its activities in US securities which are cleared on a fully disclosed basis through its clearing broker, Pershing.

For a further discussion, see "Note 7 Commitments & Contingencies"

4 Financial Instruments

Investments are presented in the financial statements at fair market value. The following is a summary of debt and equity securities held at market value and are considered Level 1 imputs at December 31, 2019:

Common Stock	
230 shares CF Inds Hldgs Inc., avg cost $30 per share	$ 10,980
1,063 shares InterDigital Inc, avg. cost $30 per share	57,924
5,660 shares Energy Transfer Partners LP, cost $33 per share	72,618
Other Bonds	
51,000 FNMA	244
US Government Bonds & Notes	
500 FHLB Bonds, due 12/11/2025 cost $500.	444
Total	$ 142,210

5 Concentrations of Credit Risk

The Company maintains its cash balances at two financial institutions. The Federal Deposit Insurance Corporation insures the Company's bank account up to $250,000 but not the funds held at the clearing firm. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

A significant amount of the Company's revenues are derived from trading in securities.

6 Deposit with Clearing Broker

The Company maintains cash deposited with Pershing pursuant to a fully disclosed clearing agreement ("the Agreement") entered into in 2000, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Agreement. At December 31, 2019 the Company had $50,000 deposited with Pershing. The deposit does not represent an ownership interest in Pershing.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2019 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2019 or during the year then ended.

8 Financial Instruments with Off -Balance Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of investors. The Company's transactions are executed on behalf of customers and introduced to a clearing broker for a split of the commission.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

9 Fair Value

Investments in securities are carried at approximate fair value. Cash and cash equivalents, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

10 Related Party Transactions

During the year ended December 31, 2019 the Company reimbursed the managing member for various business expenses.

The Company pays rent for office space to Fox Chase Investment Partnership a company that is related through common ownership. There is no lease. Total rent paid during the year 2019 was $14,300.

11 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2019 the Company had implemented such policies and procedures.

12 Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of March 9, 2019 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.